Exhibit C
SALES AGENCY AGREEMENT
May 18, 2009
RAYMOND JAMES & ASSOCIATES, INC.
880 Carillon Parkway
St. Petersburg, Florida 33716
Dear Sir or Madam:
          This agreement (the “Agreement”) sets forth the terms and conditions upon which McCown De Leeuw and Co. IV, L.P., McCown De Leeuw and Co. IV Associates, L.P. and Delta Fund LLC (each, a “Selling Unitholder” and collectively, the “Selling Unitholders”) have engaged Raymond James & Associates, Inc. (the “Sales Agent”) to serve as the Selling Unitholders’ exclusive agent with respect to the placement of common units (the “Units”), representing limited partner interests of StoneMor Partners L.P. (the “Company”). Exhibit A hereto sets forth the number of Units held by the Selling Unitholders as of the date hereof.
          The Selling Unitholders and the Sales Agent agree as follows:
          1. Agreement to Act as Sales Agent. On the basis of the representations, warranties, covenants and agreements herein contained, but subject to the terms and conditions herein set forth, the Selling Unitholders agree to sell through the Sales Agent, as exclusive Sales Agent, and the Sales Agent agrees to sell, as Sales Agent for the Selling Unitholders, on a reasonable efforts basis, up to 924,684 Units (the “Maximum Amount”) on the terms set forth herein. The execution of this Agreement by the parties hereto does not constitute a guarantee that the Sales Agent will be able to complete any sales of the Units, nor shall this Agreement be construed to require the Sales Agent to purchase any Units for its own account.
          2. Delivery. The Units, up to the Maximum Amount, may be sold in a single transaction, multiple transactions, or otherwise as agreed to between the Selling Unitholders and the Sales Agent. The sales prices for the Units will be determined by negotiations between the Sales Agent and potential buyers and then presented to the Selling Unitholders. The Selling Unitholders shall have sole discretion to accept or decline each offer by a potential buyer to acquire all or any portion of the Units. The Selling Unitholders agree to sell such Units up to the Maximum Amount through the Sales Agent, and the number of Units sold in each transaction shall be allocated on a pro rata basis among the Selling Unitholders based on the number of Units held by each Selling Unitholder as set forth on Exhibit A. As compensation for its services hereunder, the Sales Agent shall receive a commission of 5.0% of the gross price of the Units sold. After deducting the above-referenced commissions and any further deduction for any transaction fees imposed by any governmental or self-regulatory organization in respect of such sales, the Sales Agent shall remit the net proceeds to the Selling Unitholders for such Units (the “Net Proceeds”).

          The Selling Unitholders or the Sales Agent may, upon notice to the other party hereto by telephone (confirmed promptly by telecopy), suspend the Sales Agent’s efforts hereunder with respect to any unsold Units; provided, however, that such suspension or termination shall not affect or impair the parties’ respective obligations with respect to Units sold hereunder prior to the giving of such notice.
          Unless otherwise agreed, settlement for sales of Units will occur on the third trading day following the date on which such sales are made (each a “Closing Date”). The amount of proceeds for such sales to be delivered to the Selling Unitholders against the receipt of the Units sold shall be the Net Proceeds in respect of such sales. If any Selling Unitholder shall default on its obligation to deliver Units on any Closing Date, the defaulting Selling Unitholder shall, in addition to the provisions of Section 3.6 hereof, (a) hold the Sales Agent harmless against any loss, claim or damage arising from or as a result of such default by the Selling Unitholder and (b) pay the Sales Agent any commission to which it would otherwise be entitled absent such default.
          3. Representations, Warranties and Agreements of the Selling Unitholder. For purposes of this Section 3, the “knowledge” and “awareness” of the “Selling Unitholder” shall mean the actual knowledge of (i) in the case of McCown De Leeuw and Co. IV, L.P. and McCown De Leeuw and Co. IV Associates, L.P., the managing members of MDC Management Company IV, LLC, and (ii) in the case of Delta Fund LLC, the voting members of Delta Fund LLC. Each Selling Unitholder, severally but not jointly, represents and warrants and covenants to the Sales Agent as of the date hereof that:
               3.1 Due Execution and Delivery. The Selling Unitholder has full power and authority to enter into this Agreement and to carry out all the terms and provisions hereof to be carried out by it. All authorizations and consents necessary for the execution and delivery by the Selling Unitholder of this Agreement have been given. This Agreement constitutes a valid and binding agreement of the Selling Unitholder and is enforceable against the Selling Unitholder in accordance with the terms hereof, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws now or hereafter in effect relating to or affecting creditors’ rights generally or by general principles of equity relating to the availability of remedies.
               3.2 Good Title. The Selling Unitholder, at the time of delivery hereunder, will have (a) good and marketable title to the Units to be sold by the Selling Unitholder hereunder, free and clear of all encumbrances, and (b) full legal right and power, and all authorizations and approvals required by law, to sell, transfer and deliver the Units to any potential buyer and to make the representations, warranties, covenants and agreements made by the Selling Unitholder herein.
               3.3 Consents. No consent, approval, authorization or order of, or any filing or declaration with, any governmental body is required for the consummation by the Selling Unitholder of the transactions on its part contemplated herein.

               3.4 Registration Statement. The Company has filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-3 (File No. 333-144453) (the “Resale Registration Statement”), which has become effective for the registration under the Securities Act of 1933, as amended (the “Securities Act”) of the Units. As of the date hereof and as of the date of any transaction executed pursuant to this Agreement, the Selling Unitholder has no knowledge that the Resale Registration Statement is subject to any stop order or any similar proceeding by the Commission.
               3.5 Material Adverse Information. The sale of the Units proposed to be sold by the Selling Unitholder is not prompted by the Selling Unitholder’s knowledge of any material non-public adverse information concerning the Company or the Units. The Company has not disclosed to the Selling Unitholder, and the Selling Unitholder is not aware of, any information about the Company that would constitute material non-public adverse information concerning the Company or the Units.
               3.6 Failure to Deliver Certificates. In addition to any other rights available to the Sales Agent, if, with respect to each transaction effected pursuant to this Agreement, the Selling Unitholder fails to deliver the Units to the Sales Agent by the Delivery Date (as defined below), and if after the Delivery Date the Sales Agent purchases (in an open market transaction or otherwise) the Company’s common units to deliver in satisfaction of any transaction effected pursuant to this Agreement, then the Selling Unitholder shall immediately pay in cash to the Sales Agent (in addition to any remedies available to or elected by the Sales Agent) the amount by which (a) the Sales Agent’s total purchase price (including brokerage commissions paid to a third party, if any) for the Company’s common units so purchased exceeds (b) the total purchase price for the Units sold by the Selling Unitholder in the transaction for which the Selling Unitholder failed to make timely delivery (which amount shall be paid as liquidated damages and not as a penalty). “Delivery Date” shall mean the second trading day after Units have been sold in a transaction pursuant to this Agreement.
               3.7 No Transfer Taxes or Other Fees. There are no transfer taxes or other similar fees or charges under Federal law or the laws of any state, or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the sale of the Units by the Selling Unitholder.
               3.8 No Stabilization or Manipulation. The Selling Unitholder has not taken, and will not take, directly or indirectly, any action which is designed to or which has constituted or which might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Units.
               3.9 Cash Distributions. The Selling Unitholder is not aware of any plans by the Company to reduce its quarterly distribution below 55.5 cents per common unit for the distributions that would be declared in August 2009 and November 2009 in the ordinary course. The Selling Unitholder understands and agrees that, with respect to any Units sold pursuant to this Agreement, it has no right to receive any cash distribution having an ex-

dividend date after the execution date of such sales. If the Selling Unitholder is paid such distribution by the Company or any agent of the Company, the Selling Unitholder shall promptly transfer the amount of such distribution in accordance with the written instructions of the Sales Agent.
               3.10 Material Information. As of the date hereof, the information with respect to the Selling Unitholder included in the Resale Registration Statement and the prospectus constituting a part thereof and in any amendment or supplement thereto dated as of or prior to the date hereof does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading.
          4. Indemnification. (a) Each Selling Unitholder, severally but not jointly, agrees to indemnify and hold harmless the Sales Agent, the directors, officers, employees and agents of the Sales Agent and each person, if any, who controls the Sales Agent within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from and against any and all losses, claims, liabilities, expenses and damages (including, but not limited to, any and all investigative, legal and other expenses reasonably incurred in connection with, and any and all amounts paid in settlement of, any action, suit or proceeding between any of the indemnified parties, on the one hand, and any indemnifying parties, on the other hand, or between any indemnified party and any third party, or otherwise, or any claim asserted), as and when incurred, to which the Sales Agent, or any such person, may become subject under the Securities Act, the Exchange Act or other Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, liabilities, expenses or damages arise out of or are based on (i) any untrue statement or alleged untrue statement of a material fact contained in or a material omission from the Resale Registration Statement or the prospectus constituting a part thereof or any amendment or supplement thereto, in each case only to the extent that the statement or omission was made in reliance upon and in conformity with written information regarding the Selling Unitholder furnished by the Selling Unitholder to the Company expressly and specifically for inclusion therein, it being understood and agreed that the only such information furnished by the Selling Unitholder to the Company consists of the information relating to the Selling Unitholder that appears in the table under the caption “Selling Unitholders” in the Resale Registration Statement and the prospectus constituting a part thereof and in any amendment or supplement thereto, (ii) breach of any representation, warranty, covenant or agreement made by the Selling Unitholder herein, or (iii) the engagement of the Sales Agent pursuant to, and the performance by the Sales Agent of the services contemplated by, this Agreement in accordance with its terms; provided that (i) this indemnity agreement shall not apply (x) to the extent that such loss, claim, liability, expense or damage is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from the breach of this Agreement by the Sales Agent or by the bad faith, willful misconduct or gross negligence of the Sales Agent or (y) to any matter for which the Sales Agent agrees to indemnify the Selling Unitholder under Section 4(c) hereof and (ii) the total liability of the Selling Unitholder under this indemnity agreement and under the contribution agreement contained in Section 4(d) hereof shall be limited to the Net

Proceeds. This indemnity agreement will be in addition to any liability that the Selling Unitholder might otherwise have.
               (b) If the Sales Agent proposes to assert the right to be indemnified under this Section 4, the Sales Agent will, promptly after receipt of notice of commencement of any action against such Sales Agent in respect of which a claim is to be made against a Selling Unitholder under this Section 4, notify the Selling Unitholder of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify the Selling Unitholder will not relieve the Selling Unitholder from (i) any liability that it might have to any indemnified party otherwise than under this Section 4 and (ii) any liability that it may have to any indemnified party under the foregoing provision of this Section 4 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the Selling Unitholder. If any such action is brought against any indemnified party and it notifies the Selling Unitholder of its commencement, the Selling Unitholder will be entitled to participate in and, to the extent that it elects, by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, to assume the defense of the action, with counsel satisfactory to the indemnified party, and after notice from the Selling Unitholder to the indemnified party of its election to assume the defense, the Selling Unitholder will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party at the request of the Selling Unitholder in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (1) the employment of counsel by the indemnified party has been authorized in writing by the Selling Unitholder, (2) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the Selling Unitholder, (3) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the Selling Unitholder (in which case the Selling Unitholder will not have the right to direct the defense of such action on behalf of the indemnified party) or (4) the Selling Unitholder has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the Selling Unitholder. It is understood that the Selling Unitholder shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time for all such indemnified party or parties. All such fees, disbursements and other charges will be reimbursed by the indemnifying party promptly as they are incurred. The Selling Unitholder will not be liable for any settlement of any action or claim effected without its written consent (which consent will not be unreasonably withheld).
               (c) In addition to all other covenants and agreements of the Sales Agent set forth in this Agreement, the Sales Agent covenants and agrees with each Selling Unitholder,

(i) to be registered and in good standing as a broker/dealer with the Commission and each state where the Sales Agent may be required to be registered and in good standing in order to place the Units in accordance with this Agreement; (ii) to comply in connection with its activities under this Agreement with all applicable requirements of the Securities Act and the Exchange Act, the rules and regulations issued thereunder, any applicable state securities laws and the rules and regulations thereunder, and the regulations of the Financial Industry Regulatory Authority, Inc.; and (iii) not to make any untrue statements of a material fact or omit to state any material fact necessary to be stated, to make statements made by the Sales Agent (in light of the circumstances under which they are made and the total mix of information concerning the Company and the Units that is then publicly available on the basis of disclosures that have been made by the Company) not misleading. The Sales Agent agrees to indemnify and hold harmless each Selling Unitholder from and against any and all losses, claims, liabilities, expenses and damages (including without limitation those of a type or nature described by Section 4(a) hereof), as and when incurred, to which the Selling Unitholder may become subject, insofar as such losses, claims, liabilities, expenses or damages arise out of or are based upon any breach of any representation, warranty, covenant, or agreement made by the Sales Agent herein; provided that this indemnity agreement shall not apply to the extent that such loss, claim, liability, expense or damage is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from the bad faith, willful misconduct or gross negligence of the Selling Unitholder. This indemnity agreement shall be in addition to any liability that the Sales Agent might otherwise have.
               (d) In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 4 is applicable in accordance with its terms but for any reason is held to be unavailable from the indemnifying party, the indemnifying party will contribute to the total losses, claims, liabilities, expenses and damages (including any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted) to which the indemnifying party and the indemnified party may be subject in such proportion as shall be appropriate to reflect the relative fault of the indemnifying party on the one hand, and the indemnified party on the other, in connection with the statements or omissions which resulted in such losses, claims, liabilities, expenses and damages, or if the foregoing allocation is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative fault but also the relative benefits received by the indemnifying party on the one hand and the indemnified party on the other, as well as any other relevant equitable considerations. The relative benefits received by a Selling Unitholder on the one hand and the Sales Agent on the other hand shall be deemed to be the same proportion as the total net proceeds from the sale of Units (before deducting expenses) received by the Selling Unitholder bear to the total compensation (before deducting expenses) received by the Sales Agent from the sale of Units on behalf of the Selling Unitholder. Each Selling Unitholder and the Sales Agent agree that it would not be just and equitable if contributions pursuant to this Section 4(d) were to be determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense or damage or action in respect thereof, referred to above in this Section 4(d) shall be deemed to include, for the purpose of this Section 4(d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the foregoing provisions of this Section 4(d), (i) the Sales Agent shall not be required to contribute any amount in excess of the commissions received by it under the Agreement, (ii) the total liability of a Selling Unitholder under the contribution agreement contained in this paragraph and under the indemnity agreement contained in Section 4(b) hereof shall be limited to the Net Proceeds, and (iii) no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 4(d), any person who controls a party to this Agreement within the meaning of the Securities Act and any officers, directors, employees or agents of the Sales Agent, will have the same rights to contribution as that party. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this Section 4(d), will notify any such party or parties from whom contribution may be sought, but the omission so to notify will not relieve that party or parties from whom contribution may be sought from any other obligation it or they may have under this Section 4(d), unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the party from whom contribution may be sought. Except for a settlement entered into pursuant to the last sentence of Section 4(b) hereof, no party will be liable for contribution with respect to any action or claim settled without its written consent (which consent will not be unreasonably withheld).
          5. Termination. This agreement shall expire on May 29, 2009 unless extended by mutual written consent of the parties.
          6. Conditions Precedent to Sale. Each sale of Units pursuant to this Agreement shall be subject to the following conditions, unless waived in writing by the Sales Agent:
               (a) No stop order suspending the effectiveness of the Resale Registration Statement shall have been issued and no proceeding for that purpose shall have been instituted or, to the knowledge of the Selling Unitholders, threatened by the Commission;
               (b) The Resale Registration Statement and the prospectus constituting a part thereof and any amendment or supplement thereto, shall not contain an untrue statement of fact that in the Sales Agent’s opinion is material, or omits to state a fact that in the Sales Agent’s reasonable opinion is material and is required to be stated therein or is necessary to make the statements therein not misleading;
               (c) The Units shall have been duly listed, subject to notice of issuance, on the Nasdaq Global Market; and

               (d) The Selling Unitholders shall have furnished to the Sales Agent such appropriate further information, certificates and documents as the Sales Agent may reasonably request.
          7. Independent Parties. The Selling Unitholders acknowledge and agree that: (i) the sale of the Units pursuant to this Agreement, including the determination of the transaction price and any related discounts and commissions, is an arm’s-length commercial transaction between the Selling Unitholders, on the one hand, and the Sales Agent, on the other hand, and the Selling Unitholders are capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated by this Agreement; (ii) in connection with the transaction contemplated hereby and the process leading to such transaction the Sales Agent has been acting solely as a principal and is not the financial advisor, agent or fiduciary of the Selling Unitholders; (iii) the Sales Agent has not assumed and will not assume an advisory, agency or fiduciary responsibility in favor of the Selling Unitholders with respect to any of the transactions contemplated hereby or the process leading thereto and the Sales Agent has no obligation to the Selling Unitholders with respect to the transactions contemplated hereby except the obligations expressly set forth in this Agreement; (iv) the Sales Agent and its affiliates may be engaged in a broad range of transactions and relationships, including transactions in the Company’s common units or transactions involving the Company, that involve interests that differ from those of the Selling Unitholders and that the Sales Agent has no obligation to disclose information relating to, or arising out of, such transactions or relationships by virtue of any advisory, agency or fiduciary relationship; and (v) the Sales Agent has not provided any legal, accounting, regulatory or tax advice with respect to the transactions contemplated hereby and the Selling Unitholders have consulted their own legal, accounting, regulatory and tax advisors to the extent deemed appropriate.
          8. Notices. Notice given pursuant to any of the provisions of this Agreement shall be in writing and, unless otherwise specified, shall be mailed or delivered (a) if to the Selling Unitholders, to McCown De Leeuw & Co., Inc., 950 Tower Lane, Suite 800, Foster City, California 94404, Attention: Judy Bornstein, with a copy to Cooley Godward Kronish LLP, One Freedom Square, Reston Town Center, 11951 Freedom Drive, Reston, Virginia 20190, Attention: Darren K. DeStefano, or (b) if to the Sales Agent, at the office of Raymond James & Associates, Inc., 880 Carillon Parkway, St. Petersburg, Florida 33716, Attention: John Critchlow. Any such notice shall be effective only upon receipt. Any notice under this Section 8 may be made by facsimile or telephone, but if so made shall be subsequently confirmed in writing.
          9. Survival. The respective representations, warranties, agreements, covenants, indemnities and other statements of the Selling Unitholders set forth in this Agreement or made by or on their behalf pursuant to this Agreement shall remain in full force and effect, regardless of (i) any investigation made by or on behalf of a Selling Unitholder, any of its officers or directors, the Sales Agent or any controlling person referred to in Section 4 hereof and (ii) delivery of and payment for the Units. The respective agreements, covenants, indemnities and other statements set forth in the last paragraph of Section 2, Section 3.6, Section 4, Section 9 and Section 11 hereof shall remain in full force and effect, regardless of any termination or cancellation of this Agreement.
          10. Successors. This Agreement shall inure to the benefit of and shall be binding upon the Sales Agent, the Selling Unitholders and their respective successors, heirs, personal representatives and legal representatives, and nothing expressed or mentioned in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provisions herein contained, this Agreement and all conditions and provisions hereof being intended to be and being for the sole and exclusive benefit of such persons and for the benefit of no other person except that the indemnification contained in Section 4 hereof shall also be for the benefit of the directors, officers, employees and agents of the Sales Agent and any person or persons who control the Sales Agent within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act.
          11. Applicable Law. The validity and interpretations of this Agreement, and the terms and conditions set forth herein, shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any provisions relating to conflicts of laws.
          12. Consent to Jurisdiction. The Selling Unitholders irrevocably consent to the jurisdiction of the courts of the State of New York and of any federal court located in such State in connection with any action or proceeding arising out of, or relating to, this Agreement, any document or instrument delivered pursuant to, in connection with, or simultaneously with this Agreement, or a breach of this Agreement or any such document or instrument. In any such action or proceeding, the Selling Unitholders waive personal service of any summons, complaint, or other process and agree that service thereof may be made in accordance with Section 8 hereof.
          13. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile signatures shall be deemed original signatures.
          14. Entire Agreement. This Agreement constitutes the entire understanding between the parties hereto as to the matters covered hereby and supersedes all prior understandings, written or oral, relating to such subject matter.
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          Each party hereby indicates its agreement to the foregoing by executing this Agreement in the space provided below.

Very truly yours,

MCCOWN DE LEEUW & COMPANY IV, L.P.:

By:	MDC Management Company IV, LLC
Its General Partner

By:	/s/ Robert B. Hellman, Jr. Name: Robert B. Hellman, Jr.
Title: Managing Member

MCCOWN DE LEEUW & COMPANY IV ASSOCIATES, L.P.:

By:	MDC Management Company IV, LLC
Its General Partner

By:	/s/ Robert B. Hellman, Jr. Name: Robert B. Hellman, Jr.
Title: Managing Member

DELTA FUND LLC:

By:	/s/ Robert B. Hellman, Jr. Name: Robert B. Hellman, Jr.
Title: Voting Member
Confirmed as of the date first above mentioned:

RAYMOND JAMES & ASSOCIATES, INC.

By: Name:	/s/ Thomas W. Mullins Thomas W. Mullins
Title:	Managing Director – Inv. Banking

Exhibit A

	Total number of	Maximum Amount of
	Units held by the Selling	Units to be sold by the
Name of Selling Unitholder	Unitholder	Selling Unitholder
McCown De Leeuw & Company IV, L.P.	892,102	892,102
McCown De Leeuw & Company IV Associates, L.P.	18,356	18,356
Delta Fund LLC	14,226	14,226